ULTRAPETROL (Bahamas) Ltd.

First Quarter 2012

Earnings Call Presentation

May 16, 2012

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2011
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
1Q 2012 & Subsequent Events Highlights

($000's)	Three months ended March 31, 2012	Three months ended March 31, 2011	% Change
Revenues	$64,538	$58,322	11%
Adjusted EBITDA [(1)]	$7,261	$11,918	-39%
Net (loss) as reported	($13,827)	($7,683)	80%
EPS as reported (In $ per share)	($0.47)	($0.26)	80%
Adjustments to Net Loss as reported			
Income tax on Exchange Variance Benefit [(2)]	734	1,130	-35%
Adjusted net (loss)	($13,093)	($6,553)	100%
Adjusted EPS (In $ per share)	($0.44)	($0.22)	100%

- On February 13, 2012, we sold an additional five jumbo dry barges newly built at our shipyard in Punta Alvear and our pushboat *Cavalier VIII* to a third party. These units were shipped to Colombia in March 2012
- On May 3, 2012, we completed the acquisition of 50% of one grain loading terminal in Paraguay, Puerto del Sur S.A.

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
1Q 2012 Adjusted EBITDA vs. 1Q 2011

Adjusted EBITDA per segment	Three months ended March 31, 2012	Three months ended March 31, 2011	Difference	% Change
River Business	(518)	6,787	(7,305)	
Offshore Supply Business	6,436	3,606	2,830	78%
Ocean Business	50	1,179	(1,129)	-96%
Total Segment Adjusted EBITDA	**$5,968**	**$11,572**	**($5,604)**	**-48%**
Items not included in Segment Adjusted EBITDA				
Financial income	42	162	(120)	-74%
Other financial income	1,251	184	1,067	580%
Adjusted Consolidated EBITDA	**$7,261**	**$11,918**	**($4,657)**	**-39%**

- **Our River Business EBITDA for the first quarter of 2012 was $(0.5) million down $7.3 million from $6.8 million in the same period of 2011. A severe drought impacted the region drastically reducing soybean volumes available. Simultaneously, the river levels were low throughout the system which delayed the loading of all types of cargo until March 2012 → Abnormally low volumes for the first quarter of 2012**
- **In the first quarter we sold an additional five barges to Colombia and shipped out a total of 19 barges and one pushboat to that destination**
- **Our Offshore Supply Business Adjusted EBITDA increased 78% to $6.4 million from $3.6 million in 1Q 2011 mostly as a result of the full quarter operation of our *UP Turquoise* and *UP Jasper* which entered into operation on March 12, 2011, and September 29, 2011, respectively, and to additional operating days of our *UP Rubi* and *UP Agua-Marinha* which were under repairs and drydock, respectively, during 1Q 2011**
- **Our Ocean Business Adjusted EBITDA decreased $1.1 million to $0.1 million in 1Q 2012 as a result of the offhire days of our *Amadeo* during 1Q 2012 when it underwent its scheduled drydock (which continued partially into the second quarter) and to increases in crew and maintenance costs on our ocean fleet related to the high inflation coupled with a stagnant rate of exchange in Argentina; partially offset by a significantly better performance of our Container Feeder vessels in 1Q 2012**

Ultrapetrol
Historical Consolidated EBITDA and 2012 Guidance


Historical Adjusted Consolidated EBITDA
In $ Millions
$57.1
$61.3
$54.0
$64.1
$74.1
2009
2010
2011
2012 (E) Low end
2012 (E) High end

- One more PSV will be in operation under a charter to Petrobras in the second half of 2012
- In spite of the severe drought experienced during the flowering season of the soybean crop if the water levels in the river remain navigable with normal seasonality, the Company estimates net tons transported in the River Business for FY 2012 to be similar to its 2011 volume, ie: approximately 4.5 million tons
- We expect to continue to sell additional barges to non-related third parties in the second half of the year to markets where no competitive impact is inflicted on us

The Company expects its full-year 2012 adjusted EBITDA to be between $64.1 and $74.1 million

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
1Q 2012 vs. same period of 2011

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Three months ended March 31, 2012	Three months ended March 31, 2011	% Change
Net Tons Transported	**663,544**	**1,002,210**	**-34%**
Revenues	**$29,384**	**$31,276**	**-6%**
Voyage and Manufacturing Expenses	(18,901)	(13,278)	42%
Gross Margin	**10,483**	**17,998**	**-42%**
Running Costs	(11,450)	(8,308)	38%
Administrative and commercial expenses	(2,704)	(3,063)	-12%
Other operating income	3,562	433	
Investment in Affiliates	(319)	(100)	219%
Other net	(90)	(172)	-48%
Segment Adjusted EBITDA	**(518)**	**6,788**	

- **Net tons transported decreased 34% quarter on quarter mainly as a result of the severe drought that affected soybean production in Paraguay and low water levels in the Upper Paraguay river → As a result, fuel adjusted revenues in our River Business decreased 6% which in turn included the sale of five dry bulk cargo barges constructed at our yard in Punta Alvear and increases in other river revenues quarter on quarter**
- **Increase in Voyage and Manufacturing Expenses is mainly due to expenses incurred in the construction of barges for third parties in our Punta Alvear yard, increases in fuel expense, higher port expenses and by inflationary pressures not reflected in devaluations of the local currencies against the U.S. dollar**
- **Running costs increased $3.1 million or 38% → We had approximately 604 barges in operation at the end of the first quarter 2011 as compared to 651 at the same moment of 2012 wherefrom running costs increased accordingly. However the most significant factor in running cost increase was inflation not reflected in the rate of exchange. Since running costs are fixed they do not decrease as volumes transported decrease**
- **Other operating income for 1Q 2012 includes the sale of our pushboat *Cavalier VIII* to a non-related third party which was shipped to Colombia together with 19 jumbo barges produced by our yard**

River Business
Paraguayan soybean prospects & price evolution

Paraguayan Seeded Area & Production (1)



Seeded Area
Production
9-year Production CAGR: 10%
Million Hectares & Tons
0
1
2
3
4
5
6
7
8
9
1.4
3.5
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
7.4
2.9
8.4
2.6
4.2
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012 (P)

Monthly Soybean Prices – Apr 09 – Apr 12

(In $ per metric ton)(2)



422
445
409
355
345
358
379
484
512
502
446
462
529
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12



- **USDA Foreign Agricultural Services estimates around 4.2 million tons of soybean production for Paraguay in 2012 (half of the size of 2011 crop) mainly as a result of the recent drought which affected the crop during the flowering season**
- **The Company has taken steps to reduce the impact on volumes to be transported during 2012 with additional volumes of iron ore which have been contracted during the first quarter of the year**
- **In the long term, the Hidrovia region is still expected to increase its loadings of agricultural products through the river by approximately 1.0 million tons a year on the basis of expansions in the seeded area and normal yields per hectare**

(1) Source: USDA Foreign Agricultural Service – Updated May 3, 2012
(2) Source: Index Mundi and World Bank

River Business
Corumbá Region Iron Ore prospects & price evolution

Hidrovia Regional Iron Ore Production (2)



Production (In Million Tons)
10-year CAGR: 21%
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.2
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Monthly Iron Ore Prices – Mar 09 – Mar 12

(In $ per dry metric ton)(2)



63
87
126
172
145
169
177
177
137
148
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12

- As discussed in the previous slide, we have contracted substantial additional volumes of iron ore to partially compensate the estimated decline in soybean production and transportation requirements
- If the river levels maintain the High Paraguay section navigable within normal seasonality for second and third quarter of 2012 we expect total volume carried for the year to be in line with what we experienced last year. The different cargo mix however (more focus on iron ore) and a consequent more intensive use of pushboats may result in a reduction of EBITDA of approximately $5.0 million from our 2011 River Business EBITDA
- Our two new heavy fuel pushboats are scheduled to commence operation in the second quarter ➔ Total of 6 heavy fuel high power boats

(1) Industry Sources
(2) Source: Index Mundi and International Monetary Fund

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
1Q 2012 vs. 1Q 2011

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY (*$000's*)	Three months ended March 31, 2012	Three months ended March 31, 2011	% Change
Revenues	**17,028**	**12,673**	**34%**
Voyage Expenses	(1,213)	(884)	37%
Running Costs	(8,548)	(7,577)	13%
Administrative and commercial expenses	(1,836)	(1,974)	-7%
Other operating income	1,176	1,349	-13%
Net (loss) income attributable to non-controlling interest in subsidiaries	(169)	18	
Other net	(2)	-	
Segment Adjusted EBITDA	**$6,436**	**$3,605**	**79%**

- **Our revenues increased 34% in 1Q 2012 relative to the same period of 2011 mainly due to the full quarter operation of our *UP Turquoise* which entered into service with Petrobras on March 12, 2011, and by the full first quarter operation of our *UP Jasper*, which commenced operations with Nexen Petroleum UK Limited on September 29, 2011, and to additional operating days of our *UP Rubi* and *UP Agua-Marinha* which were under repairs and drydock, respectively, during 1Q 2011**
- **Voyage Expenses increased mainly as a result of a one-time combined $0.4 million expense incurred by our *UP Agua-Marinha* and *UP Rubi* during the first quarter of 2012 related to underperformance under their charter contracts, to the entry into operation of our *UP Jasper* which was not in service during the first quarter of 2011; partially offset by additional bunker and positioning costs incurred by our *UP Turquoise* before its entry into operation in the 1Q 2011**
- **Running Costs for 1Q 2012 increased 13% as compared to the same period of 2011 mostly on account of the full quarter operations of our *UP Turquoise* and *UP Jasper;* partially offset by a 6% year-on-year average devaluation of the Brazilian real as compared to the U.S. dollar which decreases running costs of the remaining vessels of our fleet**
- **Our Offshore segment adjusted EBITDA of $6.4 million is 79% higher than last year and similar to what we obtained in the fourth quarter of 2011 reflecting the earnings potential of our 8 operating vessels at current charter levels**

Offshore Supply Business
Petrobras' Oil production evolution & CAPEX Program



Petrobras' total oil production in Brazil (1)
BPD (In Thousands)
1,950
1,900
1,850
1,800
1,750
1,700
1,650
1,852
1,804
1,827
1,796
1,836
1,749
1,788
1,849
1,903
1,889
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12



Petrobras' Historical CAPEX (1)
E&P
Total
E&P 2011-2015
Total 2011-2015
3.5
7.0
4.9
8.5
6.3
11.6
7.5
16.5
11.1
24.1
14.2
29.0
15.9
35.4
18.6
43.4
127.5
224.7
2003
2004
2005
2006
2007
2008
2009
2010
'11 - '15

- **2011-2015 Business Plan (2) suggests a $224.7 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020**
- **Number of drilling rigs above 2,000 meters operating today is approximately 30 which compares to the 15 rigs announced by Petrobras in the 2011-2015 CAPEX program**
- **Demand brought forth by Petrobras coupled with limited orderbook should have a positive impact on rates**

Critical Resources (2)	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 (1)	65 (2)
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83

Drilling Rigs Under Contract

Water Depth	2006	2008	2010	2011	2012	2013
Up to 1,000 meters	6	11	11			
1,000 to 2,000 meters	19	19	21	+2	+1	+1
Over 2,000 meters	2	3	15	+10	+13	+1

(1) Source: Petrobras' website
(2) Source: Barclays 2011 CEO Energy – Power Conference – September, 2011

Offshore Supply Business
Market Update

Brazilian Market

- Brazilian offshore market is growing at an unprecedented pace driven by Petrobras' investment plans in the region
- Petrobras expects to double proven reserves until 2020 (1)
- "Pre-salt participation in national production of oil will grow from 2% estimated for 2011 to 40.5% in 2020" (1)
- Brazilian market currently has 22 Floating Production, Storage and Offloading (FPSOs) in operation – 28 more are being planned (1)



BRAZIL
Espírito Santo Basin
Campos Basin
Santos Basin

North Sea Market

- Rates in this market for 2012 are proving to be stronger than those prevailing at the same period in 2011 and 2010
- As long as this market continues to remain competitive we will be evaluating the possibility of employing our vessels, both new and those with forthcoming contract renewals

North Sea Spot Rates (In British Pounds) (2)



GBP / Day
25,000
20,000
15,000
10,000
5,000
0
Dec-10
Apr-11
Aug-11
Dec-11
Apr-12
5,968
7,639
11,330
16,813
20,208
19,834
17,263
12,735
9,032
9,786
19,405

(1) Petrobras Business Plan 2011-2015
(2) Source: Seabreeze April 2012

Offshore Supply Business
Fleet List & Upcoming charter renewals

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status	Approx. Expiry
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered	Sep-12
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered	Oct-12
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered	Oct-12
UP Safira	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Jasper	5,250	1,020 m^2	2011	North Sea	Chartered	Mar-13
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered	Aug-13
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered	Feb-15
UP Jade	4,200	840 m^2	2012	Brazil	Chartered	(*)
Subtotal	**26,250**	**7,080 m^2**				

➔Three charter renewals are due in 2012 (all Brazilian flag vessels) - expected to be re-negotiated at higher daily rates

(*) has already been fixed in a 4-year time charter with Petrobras at $33,000 per day starting in June 2012



***UP Jade* on sea trials**

- ***UP Jade* is currently under final works and is scheduled to be delivered next week**
- **Three additional vessels under construction in India**
- **The three charters due for renewal in 2012 currently have an average rate of $28,000 per day**
- **At current rates for Brazilian flag vessels these three ships have the potential to generate a combined increase in earnings per year of approximately $8.0 million**

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
1Q 2012 vs. 1Q 2011

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Three months ended March 31, 2012	Three months ended March 31, 2011	% Change
Revenues	$18,126	$14,373	26%
Voyage Expenses	(7,970)	(4,291)	86%
Running Costs	(8,024)	(6,658)	21%
Administrative and commercial expenses	(3,247)	(2,258)	44%
Other operating income (expenses)	1,026	-	
Investment in Affiliates	6	(9)	
Other net	133	22	505%
Segment Adjusted EBITDA	**$50**	**$1,179**	**-96%**

- Increase in revenues of 26% when comparing 1Q 2012 against 1Q 2011 resulted mainly from the ocean transportation of the barges and pushboat sold to Colombia, to the entry into operation of our *M.V. Argentino* which commenced operation on January 10, 2011, which together with our *M.V. Asturiano* performed better than expected during 1Q 2012, and to higher charter rates of our Product Tanker fleet; partially offset by the 58 offhire days of our *Amadeo* which underwent its scheduled drydock (5-year interval special survey) during the first quarter of 2012 which decreased revenues of approximately $1.7 million in the quarter
- Increase in Voyage Expenses is mainly driven by the expenses incurred in the ocean transportation of the barges and pushboat sold to Colombia, but also from the operation of our container feeder vessels *M.V. Asturiano* and *M.V. Argentino* (typically the container trade will generate higher revenues but also higher expenses since freight includes bunker, port and load/discharging expense compared to net daily time charter hire earned by a bulk carrier or a tanker)
- Running Costs increased mostly due to increases in general expenses of our Ocean Business fleet affected by a high inflation and a stagnant rate of exchange in Argentina

Ocean Business
Feeder Container Trade Evolution

Total Revenues – 1Q 2011 vs. 1Q 2012



36% Increase
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
In $ Millions
5.1
7.0
1Q 2011
1Q 2012

Feeder Container Vessels – *MV Asturiano* & *MV Argentino*

- Performance of our feeder container service has been strong during the first quarter of 2012
- Our customers are mostly large long-distance carriers for who we act as a feeder to carry the cargo to final destinations
- Southbound container transportation is currently at almost 100% occupancy rates → Northbound leg still has available transport capacity but has improved significantly as the operation progressed

Feeder Container Line Monthly Loadings (1)



6,000
5,000
4,000
3,000
2,000
1,000
0
TEUs Transported
2,689
4,851
3,946
4,333
4,635
5,030
4,203
4,157
4,644
4,594
4,860
3,895
3,605
4,114
4,251
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12

(1) TEUs assigned to the month when the commencement of operation took place

Ultrapetrol
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Three months ended March 31, 2012	Three months ended March 31, 2011	% Change
Revenues			
Attributable to River Business	$29,384	$31,276	-6%
Attributable to Offshore Supply Business	17,028	12,673	34%
Attributable to Ocean Business	18,126	14,373	26%
Total revenues	**64,538**	**58,322**	**11%**
Voyage expenses			
Attributable to River Business	(18,901)	(13,278)	42%
Attributable to Offshore Supply Business	(1,213)	(884)	37%
Attributable to Ocean Business	(7,970)	(4,291)	86%
Total voyage expenses	**(28,084)**	**(18,453)**	**52%**
Running costs			
Attributable to River Business	(11,450)	(8,308)	38%
Attributable to Offshore Supply Business	(8,548)	(7,577)	13%
Attributable to Ocean Business	(8,024)	(6,658)	21%
Total running costs	**(28,022)**	**(22,543)**	**24%**
Amortization of Dry Dock & Intangible Assets	(1,048)	(1,092)	-4%
Depreciation of Vessels and Equipment	(9,444)	(8,108)	16%
Administrative and commercial expenses	(7,787)	(7,295)	7%
Other operating income	5,764	1,782	223%
Operating profit (loss)	**($4,083)**	**$2,613**	
Attributable to River Business	(5,526)	2,322	
Attributable to Offshore Supply Business	4,038	1,445	179%
Attributable to Ocean Business	(2,595)	(1,154)	125%
Segment Adjusted EBITDA			
Attributable to River Business	(518)	6,788	
Attributable to Offshore Supply Business	6,436	3,605	79%
Attributable to Ocean Business	50	1,179	-96%
Financial Income	42	162	-74%
Other financial expense	1,251	184	580%
Adjusted EBITDA	**$7,261**	**$11,918**	**-39%**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Three months ended March 31, 2012	Three months ended March 31, 2011
Revenues	$64,538	$58,322
Voyage Expenses	(28,084)	(18,453)
Running Costs	(28,022)	(22,543)
Depreciation and amortization	(10,492)	(9,200)
Administrative and commercial expenses	(7,787)	(7,295)
Other operating income	5,764	1,782
Operating (loss) income	**(4,083)**	**2,613**
Financial expense and other Financial expenses	(8,086)	(8,558)
Financial Income	42	162
Net Gains on Derivatives, net	-	-
Investment in Affiliates	(313)	(109)
Other, net	41	(150)
Income Taxes	(1,259)	(1,659)
Net income (loss) attributable to non-controlling interest in subsidiaries	(169)	18
Net (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($13,827)**	**($7,683)**
EPS (In USD)	($0.47)	($0.26)
Adjusted EBITDA	**$7,261**	**$11,918**
Adjustments to net (loss) as reported		
Income tax on Exchange Variance Provision	734	1,130
Adjusted net (loss)	**($13,093)**	**($6,553)**
Adjusted EPS (In $)	**($0.44)**	**($0.22)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At March 31, 2012 (Unaudited)	At December 31, 2011
ASSETS		
Cash & Cash Equivalents	$24,773	$34,096
Accounts Receivables	29,553	32,205
Other Current Assets	42,958	41,044
Vessels and Equipment, Net	672,490	671,445
Non-current Other Receivables	22,244	15,370
Non-current Restricted Cash	1,483	1,483
Other Non-current Assets	33,949	35,856
TOTAL ASSETS	**$827,450**	**$831,499**
LIABILITIES		
Accounts Payable	31,765	35,202
Accrued Interest	8,043	4,769
Current Portion of Long-term Financial Debt	38,455	21,504
Other Current Liabilities	11,232	13,625
Long-term Financial Debt	484,457	491,489
Deferred Income Tax Liability	14,802	12,951
Non-current Other Payables	1,806	1,788
UPB Shareholder's Equity	230,845	244,297
Non-controlling interest in subsidiries	6,045	5,874
TOTAL LIABILITIES	**$827,450**	**$831,499**

Debt Repayment Schedule

- Natixis portion of our Indian PSV financing is shown as current due 2012 while a new long-term financing is being organized
- Balanced yearly principal repayments in the medium term
- Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
- Our $80.0 million convertible note is senior unsecured with a bullet repayment in 2017 (if not converted)
- All of our long term loans are conservatively structured with loan to value ratios that match current values

Yearly Capital Repayments as of March 31, 2012, Excluding Repayment of $180.0 million Note in 2014 & $80.0 million Note in 2017



Principal Repayments (In $ millions)
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
34.6
17.2
28.9
23.3
23.3
44.8
30.9
34.3
24.6
9.8
8.4
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021+

Thank You

Q & A

Appendix

Accumulated Cash Flow and EBITDA reconciliation

($000's)		Three months ended Mar-12		Mar-11
Total cash flows (used in) operating activities		(7,354)		(2,042)
Total cash flows (used in) investing activities		(11,340)		(27,711)
Total cash flows provided by financing activities		9,145		267
Total cash flows (used in) operating activities	$	(7,354)	$	(2,042)
Plus				
Adjustments				
Increase / Decrease in operating assets and liabilities		946		3,152
Expenditure for dry docking		991		1,305
Income Taxes		1,259		1,659
Financial Expenses		9,337		8,742
Loss on sale of assets		3,564		-
Net income (loss) attributable to non-controlling interest		(169)		18
Other adjustments		(1,313)		(916)
Consolidated EBITDA as defined in the Notes due 2014	**$**	**7,261**	**$**	**11,918**
Adjusted Consolidated EBITDA	**$**	**7,261**	**$**	**11,918**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
1Q 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Three months ended March 31, 2012 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($5,526)	$4,038	($2,595)	($4,083)
Depreciation and amortization	5,417	2,569	2,506	10,492
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(319)	(169)	6	(482)
Net (loss) on derivatives	-	0	-	0
Other net	(90)	(2)	133	41
Segment Adjusted EBITDA	**($518)**	**$6,436**	**$50**	**$5,968**
Items not included in Segment Adjusted EBITDA				
Financial income				42
Other financial income				1,251
Adjusted Consolidated EBITDA				**$7,261**

Appendix (cont'd)
1Q 2011 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Three months ended March 31, 2011 River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	$2,322	$1,445	($1,154)	$2,613
Depreciation and amortization	4,738	2,142	2,320	9,200
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(100)	18	(9)	(91)
Other net	(172)	-	22	(150)
Segment Adjusted EBITDA	**$6,788**	**$3,605**	**$1,179**	**$11,572**
Items not included in Segment Adjusted EBITDA				
Financial income				162
Other financial income				184
Adjusted Consolidated EBITDA				**$11,918**